UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

 (CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-709-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,393,058 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,393,058 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,393,058 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,393,058 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,393,058 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,393,058 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 36,393,058 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 36,393,058 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,393,058 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 39.08% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note:

This Amendment No. 15 ("Amendment No. 15") to the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 4, 2009, March 22, 2010, April 7, 2010, July 2, 2010, July 6, 2010, September 16, 2010, February 1, 2011 and March 14, 2011 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Century Aluminum Company (the "Company"), amends and restates the Schedule 13D.  This Amendment No. 15 reflects changes to Items 3, 4, 5 and 6 of the Schedule 13D.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Century Aluminum Company, a Delaware corporation.

The Company's principal executive office is located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2.	Identity and Background

(a) — (c) and (f) This statement on Schedule 13D is being filed by Glencore International AG ("Glencore International"), Glencore Holding AG ("Glencore Holding") and Glencore AG ("Glencore AG" and together with Glencore International and Glencore Holding, the "Reporting Persons").  Each of Glencore International, Glencore Holding and Glencore AG is a company organized under the laws of Switzerland with a business address at Baarermattstrasse 3, CH-6341 Baar, Switzerland.  Glencore Holding is the controlling shareholder of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading privately held, diversified natural resources group.  Glencore AG is a direct wholly-owned subsidiary of Glencore International.  The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,174,968 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), from the Company in a private transaction in July 2008 (of which 78,744.54 shares have since been converted into 7,874,454 shares of Common Stock).

The consideration paid by the Reporting Persons for the 19,174,968 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $354,954,264, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

Item 4.	Purpose of the Transaction

Since the Company's initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock, the Reporting Persons have held Common Stock, and have acquired additional securities of the Company, for investment purposes.

On April 5, 2011, the Reporting Persons entered into a letter agreement with the Company (the "2011 Agreement").  Pursuant to the terms of the 2011 Agreement, the Company agreed to cause the slate of nominees standing for election to the Company's Board of Directors (the "Board") at the Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") to be Steven Blumgart, Steven Kalmin and Terence Wilkinson (each, a "Nominee" and collectively, the "Nominees"), each of whom shall be nominated as Class III directors of the Company with a term expiring at the Company's 2014 Annual Meeting of Stockholders.  Mr. Blumgart, the Co-director of the Alumina/Aluminum division of Glencore International, and Mr. Kalmin, Chief Financial Officer of Glencore International, are also referred to as the "Glencore Designees" and Mr. Wilkinson is also referred to as the "Independent Designee."

The Company has further agreed that (i) if at any time prior to the 2011 Annual Meeting, any of the Glencore Designees cease for any reason to be a nominee of the Board to stand for election as a Class III director at the 2011 Annual Meeting, or (ii) after having been elected to the Board, either of the Glencore Designees cease to be a member of the Board for any reason at or prior to the Company's 2014 Annual Meeting of Stockholders, the Reporting Persons will have the ability to designate a substitute reasonably acceptable to the Company to replace such Glencore Designee(s), as nominee(s) or as director(s) (as the case may be), with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly.  Any such substitute nominee or director (as the case may be) will be nominated or appointed (as the case may be) by the Board no later than one business day after such determination.

In addition, the Company has agreed that if at any time prior to the 2011 Annual Meeting, the Independent Designee ceases for any reason to be a nominee of the Board to stand for election as a Class III director at the 2011 Annual Meeting, the Reporting Persons will have the ability to designate a substitute, who meets applicable director independence standards, reasonably acceptable to the Company to replace such Independent Designee, as nominee, with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly. Any such substitute nominee will be nominated by the Board no later than one business day after such determination.

The 2011 Agreement further provides that the Reporting Persons, for so long as the Nominees (or any substitute nominee as described above) are nominees of the Board to stand for election at the 2011 Annual Meeting, will vote in favor of such Nominees at the 2011 Annual Meeting, and in accordance with the recommendation of the Board with respect to the ratification of the Company's independent registered public accounting firm, the advisory vote on advisory executive compensation, the frequency of the advisory vote on executive compensation and any other item of business (other than matters proposed by the Board) that lawfully comes before the 2011 Annual Meeting.

The foregoing summary of the 2011 Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the 2011 Agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated by reference into this Item 4 as if set out herein in full.

The Reporting Persons may purchase additional shares of Common Stock. Such acquisitions could be in the open market and/or in privately negotiated or structured transactions, provided that any such acquisitions would be on terms deemed favorable by the Reporting Persons. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Company's management, the Board, the Company's stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

The Reporting Persons are party to a Standstill and Governance Agreement and a Letter Agreement with the Company. The descriptions of the Standstill and Governance Agreement and the Letter Agreement set forth in Item 6 below are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own 36,393,058 shares of Common Stock, or 39.08% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options issued to Mr. Strothotte as further described below) are held directly by Glencore AG.  The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 8,125,546 shares of Common Stock issuable upon conversion of the 81,255.46 shares of the Company's Series A Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), held directly by Glencore AG that are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 19,000 shares subject to presently exercisable options held directly by Mr. Willy R. Strothotte, who holds such options as nominee for the Reporting Persons.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) the 92,968,272 shares of Common Stock outstanding as of February 28, 2011, as reported in the Company's Annual Report on Form 10-K for the annual period ended December 31, 2010, as filed with the Securities and Exchange Commission on March 16, 2011, plus, (ii) the 125,954 shares of Common Stock issued to the Reporting Persons upon conversion of the 1,259.54 shares of Preferred Stock on March 31, 2011, plus (iii) 19,000 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Stock in Item 6 below.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 36,393,058 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock since the filing of the last amendment to this Schedule 13D, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore AG	Conversion of Series A Preferred Stock	3/31/2011	125,954	(1)

(1)	Represents Common Stock acquired upon conversion of 1,259.54 shares of Series A Preferred Stock in accordance with the terms of the Series A Preferred Stock.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty ("Glencore Investment Pty") pursuant to which Glencore Investment Pty purchased the Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Preferred Shares that remain in effect:

Certificate of Designation:  The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the "Certificate of Designation").  The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

Dividends.  Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting.  The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company's Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock.

Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion.  The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the "Conversion Ratio") upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons' percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).

Optional Conversion.  At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company's subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company's subsidiaries will be distributed to the Company's stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company's proposal.

Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons') at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the "Governance Agreement").  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation.  The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee.  This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters' counsel in the case of demand registrations).

The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, the Reporting Persons and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and the Reporting Persons entered into a Support Agreement (the "Support Agreement") whereby (a) the Reporting Persons agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own less than 10% of the Common Stock for a period of three continuous months.

Letter Agreement:  On April 6, 2010, the Reporting Persons entered into a letter agreement with the Company (the "Letter Agreement").  Pursuant to the terms of the Letter Agreement, the Company agreed to increase the size of its Board of Directors to 11 members prior to the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") and to cause the slate of nominees standing for election to the Board of Directors at the 2010 Annual Meeting to include (i) Ivan Glasenberg, Andrew Michelmore, John O'Brien and Peter Jones, each of whom were nominated as Class II directors of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders, and (ii) John Fontaine, who was nominated as a Class I director of the Company with a term expiring at the Company's 2012 Annual Meeting of Stockholders.  At the 2010 Annual Meeting held on June 8, 2010, Messrs. Glasenberg, Michelmore, O'Brien, Jones and Fontaine were elected to the Board of Directors.

As part of the Letter Agreement, the Company has further agreed that if, after having been elected to the Board of Directors, Mr. Glasenberg ceases to be a member of the Board of Directors for any reason at or prior to the Company's 2013 Annual Meeting of Stockholders, the Reporting Persons will have the ability to designate a substitute reasonably acceptable to the Company to replace Mr. Glasenberg as a director, with such determination regarding acceptability to be made by the Company in good faith and reasonably promptly.  Any such substitute director will be appointed by the Board of Directors no later than one business day after such determination.

On January 31, 2011, Mr. Glasenberg resigned from the Board of Directors.  In accordance with the terms of the Letter Agreement, the Reporting Persons designated Daniel Goldberg to replace Mr. Glasenberg as a director of the Company.  On January 31, 2011, the Board of Directors of the Company appointed Mr. Goldberg, as a replacement for Mr. Glasenberg, as a Class II director of the Company with a term expiring at the Company's 2013 Annual Meeting of Stockholders.

Swaps:  On July 2, 2010, Glencore International entered into a Master Terms and Conditions for Swap Transactions agreement (the "Swap Agreement") with Citigroup Global Markets Inc. ("Citi").  Pursuant to the Swap Agreement, Glencore International and Citi may, from time to time, enter into certain cash-settled total return swaps (the "Swaps") with respect to the Common Stock.  Among other things, the Swap Agreement provides that all transactions thereunder will not reference more than 9.9% of the outstanding Common Stock.  In connection with establishing and maintaining any hedging positions with respect to the Swaps, the Swap Agreement provides that Citi must establish and maintain such hedging positions in transactions consisting of cash-settled swaps, cash-settled options or other equivalent cash-settled "synthetic" positions.

Under the terms of the Swaps, generally, (i) Glencore International will be obligated to post cash collateral to Citi, pay to Citi certain fees and commissions and make a cash payment to Citi with respect to any depreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to a final valuation period preceding the termination of the Swap, and (ii) Citi will be obligated to pay to Glencore International an amount in cash equal to any dividends that would have been paid by the Company on the Common Stock referenced by each Swap and make a cash payment to Glencore with respect to any appreciation in the volume weighted average price of the Common Stock from the initial averaging period for a Swap to the final valuation period preceding the termination of the Swap.  The overall effect of the Swap parties' cash payments based on the price of the Common Stock referenced in the Swaps is to provide Glencore International with economic exposure to price movements in the number of shares of Common Stock referenced in the Swaps during the relevant time periods.

The Swaps will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and will not require Citi to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the Swaps or shares of Common Stock or other securities or financial instruments of the Company that may be held from time to time by Citi.

In connection with entry into the Swaps, the Company and the Reporting Persons have agreed that the Swaps and the transactions contemplated thereby would (i) not result in the Reporting Persons or Citi, or any of their respective affiliates or associates, being deemed to be a "Beneficial Owner" of, or to "beneficially own" any, shares of Common Stock, or constitute an "Acquiring Person" for purposes of the Company's Tax Benefit Preservation Plan, dated as of September 29, 2009 (the "Rights Plan"), and (ii) be deemed to constitute "Exempt Transactions" pursuant to, and in accordance with, Section 35 of the Rights Agreement.  Capitalized terms used in the preceding sentence and not otherwise defined in the Schedule 13D shall have the meaning ascribed to them in the Rights Plan.  The Rights Plan expired by its terms on September 29, 2010.

Pursuant to the Swap Agreement, on September 15, 2010 Glencore International received economic exposure to 4,729,302 notional shares of Common Stock, or approximately 5.08% of the outstanding Common Stock based on the number of outstanding shares set forth in Item 5, at a reference price of $9.71927 per notional share of Common Stock, under a swap that expires on September 17, 2012.

Pursuant to the Swap Agreement, on March 11, 2011 Glencore International received economic exposure to 4,400,000 notional shares of Common Stock, or approximately 4.73% of the outstanding Common Stock based on the number of outstanding shares set forth in Item 5, at a reference price of $16.6582 per notional share of Common Stock, under a swap that expires on March 11, 2013.

See Item 4 for a description of the 2011 Agreement.

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, Letter Agreement and Swap Agreement are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to the Schedule 13D, and are hereby incorporated herein by reference.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith)

2.
Certificate of Designation of the Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

6.	Letter Agreement (Incorporated by reference to Exhibit 6 to the Schedule 13D filed with the Securities and Exchange Commission on April 7, 2010)

7.	Master Terms and Conditions for Swap Transactions (Incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010)

8.	Consent Under Rights Plan (Incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2010)

9.	2011 Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2011

Glencore International AG

By:	/s/ Barbara Bodmer	/s/ Stefan Peter
Name:	Barbara Bodmer	Stefan Peter
Title:	Officer	Officer

Glencore Holding AG

By:	/s/ Andreas Hubmann	/s/ Steven Kalmin
Name:	Andreas Hubmann	Steven Kalmin
Title:	Director	Director

Glencore AG

By:	/s/ Barbara Bodmer	/s/ Stefan Peter
Name:	Barbara Bodmer	Stefan Peter
Title:	Officer	Officer

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International AG, Glencore Holding AG and Glencore AG.  The executive officers of each of Glencore International AG, Glencore Holding AG and Glencore AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Peter A. Pestalozzi	Attorney, Pestalozzi Attorneys at Law Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Peter A. Pestalozzi	Attorney, Pestalozzi Attorneys at Law Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		19,000 shares of Common Stock (representing 19,000 shares which are subject to options presently exercisable) (1)
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Aristotelis Mistakidis (Citizen of the United Kingdom)	Glencore International AG – Head Zinc Copper

(1)
Represents shares underlying options that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.